Exhibit 107

Calculation of Filing Fee Tables

SC TO
(Form Type)

IMPERIAL OIL LIMITED
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$1,084,350,000.00(1)	0.00014760	$160,050.06
Fees Previously Paid
Total Transaction Valuation			$1,084,350,000.00
Total Fees Due for Filing			$160,050.06
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$160,050.06
(1) The transaction value is estimated for purposes of calculating the amount of the filing fee only. The repurchase price of the Common Shares, as described in the Schedule TO, is C$1,500,000,000. The repurchase price has been converted into U.S. dollars based on an exchange rate on October 30, 2023, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars of C$1 equals US$0.7229.